Exhibit 99.20

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 29 March 2005 it purchased for cancellation 150,000 of its ordinary shares at a price of 330.3267 pence per ordinary share.